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                        WORKGROUP TECHNOLOGY CORPORATION
                           ONE BURLINGTON WOODS DRIVE
                        BURLINGTON, MASSACHUSETTS 01803
                                                               November 20, 2002

To the Stockholders of
Workgroup Technology Corporation:

     I am pleased to inform you that Workgroup Technology Corporation (the "Company"), SofTech, Inc. ("SofTech"), and SofTech Acquisition Corp., a wholly owned subsidiary of SofTech ("Purchaser"), have entered into an Agreement and Plan of Merger dated as of November 13, 2002 (the "Merger Agreement"), pursuant to which Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock (the "Shares") at a purchase price $2.00 per Share, net in cash, without interest. Under the Merger Agreement, the Offer will be followed by a merger of Purchaser with and into the Company (the "Merger") in which any remaining Shares (other than Shares held in the treasury of the Company, Shares owned by SofTech, Purchaser or any other wholly owned subsidiary of SofTech or the Purchaser, and Shares as to which appraisal rights have been properly exercised) will be converted into the right to receive $2.00 per Share, net in cash, without interest. The Offer is conditioned upon, among other things, the tender of two-thirds of the number of Shares outstanding on a fully diluted basis.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the SEC, including, among other things, the opinion of Covington Associates LLC, the financial advisor retained by the Board of Directors, to the effect that, as of November 11, 2002, the $2.00 in cash to be received by the holders of Shares in the Offer is fair to such holders from a financial point of view.

     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated November 20, 2002, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed material carefully.

                                          Sincerely,

                                          /s/ Patrick H. Kareiva
                                          Patrick H. Kareiva
                                          President and Chief Executive Officer